SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549



                            FORM 11-K



             Annual Report Pursuant to Section 15(d)
             of the Securities Exchange Act of 1934


        As of December 31, 2001 and December 31, 2000 and for the year ended December 31, 2001

                  Commission file number 1-1373



        A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES


        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  MODINE MANUFACTURING COMPANY
        1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

   INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND
                            EXHIBITS
                        ----------------


                                                             Pages
                                                             -----

Report of Independent Accountants                               3

FINANCIAL STATEMENTS:

   Statement of net assets available for benefits
   as of December 31, 2001 and December 31, 2000               4

   Statement of changes in net assets available for
   benefits for the year ended December 31, 2001               5

   Notes to financial statements                            6-14

SUPPLEMENTAL SCHEDULES:

   Schedule H, Line 4i - Schedule of assets held for
   investment purposes as of December 31, 2001                16

   Schedule H, Line 4j - Schedule of reportable
   transactions for the year ended December 31, 2001          17

Exhibits to Annual Report on Form 11-K                        18

Signatures                                                    19

Consent of Independent Accountants                            20





NOTE:  Supplemental schedules required by the Employee Retirement
----
       Income Security Act of 1974 that have not been included herein are not applicable.

                Report of Independent Accountants


To the Participants and Administrator of the Modine 401(K) Retirement Plan for Hourly Non-Union Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Modine 401(K) Retirement Plan for Hourly Non-Union Employees (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 2001 and Reportable Transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


s/PricewaterhouseCoopers LLP

June 7, 2002

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFTIS

             December 31, 2001 and December 31, 2000





ASSETS                                              2001             2000
------                                              ----             ----

Investments                                     $ 8,902,618      $ 6,673,108

Cash and cash equivalents (Note 13)              14,564,107               --

Participant loans                                   295,101          216,775
                                                -----------      -----------

     Total investments                           23,761,826        6,889,883
                                                -----------      -----------

Receivables:
 Employer contributions                              40,710           63,991
 Participant contributions                          109,127           90,778
 Accrued dividends                                      499              851
                                                -----------      -----------

     Total receivables                              150,336          155,620
                                                -----------      -----------

Net assets available for benefits               $23,912,162      $ 7,045,503




The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              for the year ended December 31, 2001




Additions:
  Investment income:
    Net appreciation in fair value of investments       $   133,866
    Interest                                                 23,538
    Dividends                                                30,204
                                                        -----------
         Total investment income                            187,608
                                                        -----------
  Contributions:
    Participant                                           1,971,173
    Employer                                                696,411
    Rollover contributions                                   25,839
                                                        -----------
         Total contributions                              2,693,423
                                                        -----------
  Transfers                                                  28,856
                                                        -----------
           Total additions                                2,909,887
                                                        -----------

Deductions:
  Distributions to participants                             600,685
  Administrative costs                                        6,650
                                                        -----------
           Total deductions                                 607,335
                                                        -----------
  Transfer in due to Plan merger (Note 13)               14,564,107
                                                        -----------
  Net increase in net assets available for benefits      16,866,659

Net assets available for benefits:
  Beginning of year                                       7,045,503
                                                        -----------
  End of year                                           $23,912,162
                                                        ===========




The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
   -------------------

   The following description of the Modine 401(k) Retirement Plan for Hourly Non-Union Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   A. General
      -------

      The Plan is a 401(k) profit sharing plan covering all eligible hourly non-union employees of Modine Manufacturing Company, ("the Company"), who have one hour of service. Eligible employees who elect to participate are referred to as ("Participants"). The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. Contributions
      -------------

      Plan Participants enter into a wage reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven investment alternatives. Participants may contribute up to 15% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

      The Company currently makes matching contributions equal to 50% of employee contributions up to 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contribution is invested directly in the Modine Company Stock Fund.

      Participant and Company contributions are subject to certain statutory limitations.

   C. Participant Accounts
      --------------------

      Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment

   -------------------

   C. Participants Accounts, continued
      ---------------------

      earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated (charged) to the individual Participant accounts based on each Participant's share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

   D. Vesting
      -------

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an Employment Commencement Date prior to January 1, 2001 are 100% vested in the Company's contributions. Participants with an Employment Commencement Date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service. A year of service is defined as 1,000 or more hours of service.

   E. Investment Options
      ------------------

      The investment funds listed below have been established for the investment of Plan assets. Participants are allowed to invest their contributions in 1% increments in eleven different funds. With the exception of the Modine Company Stock Fund and the Marshall Money Market Fund, each of the funds is a mutual fund. A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

        Investment Fund                Primary Investments
      -----------------------------------------------------------------------

        Marshall Money Market Fund     Short-term, higher-quality
                                       securities, including U.S.
                                       Government Securities,
                                       commercial paper, certificates of
                                       deposit and bankers' acceptances.

        M&I Diversified Income Fund    Primarily investment-grade domestic
                                       bond funds with a maximum of 30% of
                                       its assets invested in equity
                                       securities to achieve a total
                                       investment return through production
                                       of income and secondarily from
                                       capital appreciation.

   -------------------

   E. Investment Options, continued
      ------------------

        Investment Fund                Primary Investments
      -----------------------------------------------------------------------

        M&I Growth Balanced Fund       50 - 70% of its assets are invested
                                       in equity securities to achieve a
                                       total investment return from income
                                       and capital appreciation.

        M&I Diversified Stock Fund     90 - 100% of its assets are invested
                                       in equity securities to achieve a
                                       total investment return primarily
                                       from capital appreciation and
                                       secondarily from income.

        Vanguard Index Trust 500       Substantially the same percentages
        Portfolio Fund                 of common stocks as the Standard &
                                       Poor's 500 Composite Stock Price
                                       Index.

        Managers Special Equity Fund   Securities of companies with small
                                       to medium market capitalizations
                                       that have potential for superior
                                       growth of earnings.

        American Century 20th          Primarily invests in common stock
        Century International          of foreign companies that meet
        Growth Investment Fund         certain fundamental and technical
                                       standards and have potential for
                                       capital appreciation.

        Legg Mason Value Fund          Primarily invests in equities issued
                                       by companies that the advisor believes
                                       to be undervalued in relation to long-
                                       term earnings power or asset value.

        MFS Massachusetts              Primarily invests in common stocks
        Investors Growth Stock Fund    or convertibles issued by companies
                                       exhibiting above-average prospects
                                       for long-term growth with up to 50%
                                       of assets in foreign securities.

        Strong Opportunity Fund        70% of the assets are invested
                                       in common stocks and other equity-
                                       type securities while the balance of
                                       the Fund's assets may be invested in
                                       nonconvertible corporate and
                                       government intermediate to long
                                       term debt securities.

        Modine Company Stock Fund      Modine Common Stock
      ------------------------------------------------------------------------

   -------------------

   E. Investment Options, continued
      ------------------

      All Participant contributions may be transferred or reinvested without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Modine Company Stock Fund and must remain in that fund until age 59 1/2.

   F. Participant Loans
      -----------------

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsely Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

   G. Distributions
      -------------

      If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

   H. Withdrawals
      -----------

      The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59 1/2 or in the event of retirement, death, disability, or termination on or after age 55.
      Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

   I. Forfeited Accounts
      ------------------

      At December 31, 2001 forfeited nonvested accounts totaled $0. Forfeited accounts are used to pay Plan expenses for the Plan Year in which the forfeitures are to be allocated. Any remaining forfeitures are allocated to reduce the Employer Matching Contributions.

   J. Administrative Expenses
      -----------------------

      Significant expenses of administering the Plan are borne by the Company.

   K. Trustee
      -------

      As of December 31, 2001 and 2000, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsely
      Trust Company, Milwaukee, Wisconsin.

   L. Anti-Discrimination Requirements
      --------------------------------

      The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in Section 401(k) and Section 401(m) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   A. Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

   B. Investment Valuation
      --------------------

      Investment in the Modine Company Stock Master Trust Fund ("Master Trust"), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

                        December 31, 2001    December 31, 2000
                        -----------------    -----------------

        Units                 181,190              150,094
        Market Price       $4,757,203           $3,373,283

   ------------------------------------------

   B. Investment Valuation, continued
      --------------------

      Investments held in the other ten funds are stated at the market value of units held by the Plan as of the last trading day of the period, as reported by the managers of the Fund.

      Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

   C. Security Transactions and Related Investment Income
      ---------------------------------------------------

      Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

   D. Net Appreciation (Depreciation) in Fair Value of Investments
      ------------------------------------------------------------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation
      (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   E. Contributions
      -------------

      Both Participant and Company contributions are recorded and transferred to the trustee within two weeks of the date the Participant contributions are withheld from the Participant's compensation.

   F. Withdrawals and Distributions
      -----------------------------

      Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

   G. Use of Estimates
      ----------------

      Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments
   -----------

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                         December 31, 2001   December 31, 2000
                                         -----------------   -----------------

     M&I Diversified Stock Fund, -
       and 13,352 units, respectively       $       --          $  362,715

     Vanguard Index Trust 500
       Portfolio Fund, 18,085 and
       13,009 units, respectively            1,914,974           1,585,282

     Managers Special Equity Fund, -
       and 5,629 units, respectively                --             432,323

     Investment in Modine Company
       Stock Master Trust Fund,
       181,190 and 150,094 units,
       respectively                          4,757,203*          3,373,283*

     * Participant and non-participant directed

   During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $133,866 as follows:

       Mutual Funds                         $(415,717)

       Master Trust Investment                549,583
                                            ---------

                                            $ 133,866
                                            =========

4. Master Trust Information
   ------------------------

   The Plan's allocated share of the Master Trust's net assets at December 31, 2001 and 2000 is as follows:

                                              Plan's Share of Master
                                                Trust's Net Assets
                                              ----------------------
                                                2001           2000
                                                ----           ----

      Modine Company Stock Master
      Trust Fund                               26.51%         26.83%

   The following assets are held in the Modine Company Stock
   Master Trust Fund at December 31, 2001 and December 31, 2000:

   ------------------------

                                       2001           2000
                                       ----           ----
     Modine Common Stock           $17,466,984    $12,223,576
     Receivables, net                      920          2,425
     Cash and cash equivalents         494,272        354,426
                                   -----------    -----------
      Total                        $17,962,176    $12,580,427
                                   ===========    ===========

   Investment income for the Modine Company Stock Master Trust
   Fund for the year ended December 31, 2001 is as follows:

     Net appreciation in fair
       value of Modine Common Stock            $1,345,633
     Interest                                      19,836
     Dividends                                    667,442
                                               ----------
      Total                                    $2,032,911
                                               ==========

5. Nonparticipant -Directed Investments
   ------------------------------------

   The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                 December 31, 2001     December 31, 2000
                                 -----------------     -----------------
     Net Assets:

         Common Stock                $3,480,630           $2,593,856


                                            Year Ended
                                         December 31, 2001
                                         -----------------
     Changes in Net Assets:

         Contributions                       $ 696,411

         Net appreciation                      394,182

         Benefits paid to Participants        (203,819)
                                             ---------
                                             $ 886,774
                                             =========

6. Plan Termination
   ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions

   ----------------

   at any time and to terminate the Plan subject to the provisions of ERISA.

7. Number of Participants
   ----------------------

   Prior to the Plan merger, discussed in Note 13, there were 1,135 Participants in the Plan as of December 31, 2001. The number of Participants investing in each of the Plan's funds as of that date is as follows. Participants may be included in more than one fund, as applicable.

     Marshall Money Market Fund                            158
     M&I Diversified Income Fund                           132
     M&I Growth Balanced Fund                              236
     M&I Diversified Stock Fund                            311
     Vanguard Index Trust 500 Portfolio Fund               811
     Managers Special Equity Fund                          324
     American Century 20th Century
        International Growth Investment Fund               312
     Legg Mason Value Fund                                  29
     MFS Massachusetts Investors Growth Fund                14
     Strong Opportunity Fund                                27
     Modine Company Stock Fund                           1,134

8. Units and Unit Values
   ---------------------

   The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the trustee, and unit values of net assets as of December 31, 2001 were:

                                                 Units    Unit Value
                                                 -----    ----------
   Marshall Money Market Fund                   285,325     $  1.00
   M&I Diversified Income Fund                   12,118       16.64
   M&I Growth Balanced Fund                      18,354       20.67
   M&I Diversified Stock Fund                    17,981       24.73
   Vanguard Index Trust 500 Portfolio Fund       18,085      105.89
   Managers Special Equity Fund                   7,325       70.60
   American Century 20th Century
     International Growth Investment Fund        42,667        7.97
   Legg Mason Value Fund                            646       50.06
   MFS Massachusetts Investors Growth Fund          245       12.89
   Strong Opportunity Fund                          681       39.29
   Modine Company Stock Fund                    181,190       26.26

9. Tax Status
   ----------

   The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code
   ("the Code"), and as such is not subject to Federal income

   ----------

   taxes. A request will be initiated with the IRS for a tax determination letter for the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

10.Risks and Uncertainties
   -----------------------

   The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

11.Related Party Transactions
   --------------------------

   At December 31, 2001 and 2000, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley acts as the Plan Trustee, and Modine Manufacturing Company acts as the Plan Administrator. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

12.Reconciliation of Financial Statement to Form 5500
   --------------------------------------------------

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                    December 31, 2001   December 31, 2000
                                    -----------------   -----------------

   Net assets available for
     benefits per the financial
     statements                       $23,912,162           $7,045,503
   Amounts allocated to
     withdrawing Participants              (7,308)                (571)
                                      -----------           ----------
   Net assets available for
     benefits per the Form 5500       $23,904,854           $7,044,932
                                      ===========           ==========

   --------------------------------------------------

   The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                      Year Ended
                                                  December 31, 2001
                                                  -----------------
   Benefits paid to Participants per the
     financial statements                               $600,685
   Add:  Amounts allocated to withdrawing
     Participants at December 31, 2001                     7,308
   Less:  Amounts allocated to withdrawing
     Participants at December 31, 2000                      (571)
                                                        --------
   Benefits paid to Participants per the
     Form 5500                                          $607,422
                                                        ========

   Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

13.Plan Merger
   -----------

   Effective December 31, 2001 the Modine Subsidiaries 401(K) Defined Contribution Plan, the Modine Climate Systems, Inc. Employee Savings Plan, the Thermacore International, Inc. 401(K) Profit Sharing Plan, and the Modine 401(K) Retirement Plan for Hourly Union Employees as said Plans provide for employees classified as hourly-paid, were merged into the Modine 401(K) Retirement Plan for Hourly Non-Union Employees. Accordingly, all assets were liquidated to cash and transferred from New York Life Trust Company, trustee of the former Modine Subsidiaries 401(K) Defined Contribution Plan and the Modine Climate Systems, Inc. Employee Savings Plan and Fulton Bank, trustee of the former Thermacore International, Inc. 401(K) Profit Sharing Plan, to Marshall & Ilsley Trust Company, trustee of the Modine 401(K) Retirement Plan for Hourly Non-Union Employees on December 31, 2001. Marshall & Ilsley serves as the trustee for both the former Modine 401(K) Retirement Plan for Hourly Union Employees as well as the Modine 401(K) Retirement Plan for Hourly Non-Union Employees.

14.Subsequent Event
   ----------------

   The Plan was renamed the "Modine 401(K) Plan for Hourly Employees" effective January 1, 2002.

   The Plan was amended to increase the amount Participants may contribute to the Plan from up to 15% of base pay to 50% of base pay, subject to certain statutory limitations, effective
   January 1, 2002.

                     SUPPLEMENTAL SCHEDULES


                          MODINE 401(K) RETIREMENT PLAN
                         FOR HOURLY NON-UNION EMPLOYEES
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                              at December 31, 2001
                                  ------------


(a)           (b)                              (c)                          (d)            (e)
                               ---------------------------------------
                                  Description of
                                investment including
       Identity of issue,       maturity date, rate of
        borrower, lessor        interest, collateral        Shares or                   Current
        or similar party        par or maturity value         Units         Cost          Value
---   --------------------     --------------------------   ---------   -----------   -----------
*     Marshall Funds, Inc.     Marshall Money Market Fund     285,324   $  285,324    $  285,324
                                (interest bearing cash)

*     Marshall & Ilsley        Diversified Income Fund         12,118      190,341       201,686
      Trust Company            Growth Balanced Fund            18,354      373,172       379,306
                               Diversified Stock Fund          17,981      460,382       444,634

      The Vanguard Group       Vanguard Index Trust 500        18,085    2,181,768     1,914,974
                               Portfolio Fund

      The Managers Funds,L.P.  Special Equity Fund              7,325      565,707       517,160

      American Century World   Twentieth Century               42,667      459,288       340,059
      Mutual Funds, Inc.       International Growth Fund

      Legg Mason               Value Fund                         646       35,964        32,355

      MFS Massachusetts        Growth Fund                        245        3,185         3,159
      Investors

      Strong                   Opportunity Fund                   681       27,773        26,757

*     Participant Loans        9.25 - 10.50% interest                                    295,101
                               rate; various
                               maturity rates

*     Modine Manufacturing     Common Stock and Marshall      181,190    5,010,815     4,757,203
      Company                  Money Market Fund


   * Represents party in interest to the Plan.



                          MODINE 401(K) RETIREMENT PLAN
                         FOR HOURLY NON-UNION EMPLOYEES

            Schedule H, Line 4j - Schedule of Reportable Transactions
                      for the year ended December 31, 2001


                    (a)                (b)                (c)            (d)          (g)           (h)         (i)


                                  Description of                                                  Current
                                     of Asset                                                    Value of      Net
                                 (include interest                                               Asset on      Gain
                Identity of      rate and maturity                     Selling        Cost      Transaction     or
                Party Involved   in case of a loan   Purchase Price     Price       of Asset       Date       (Loss)
                --------------   -----------------   --------------    -------     ----------   ----------    ------

Purchases of
  investments:

                The Vanguard     Vanguard Index      $  833,306 (78)               $  833,306   $  833,306    $   --
                Group            Trust 500
                                 Portfolio Fund

                Modine           Modine               1,263,732 (62)                1,263,732    1,263,732        --
                Manufacturing    Manufacturing
                Company          Company Stock
                                 Master Trust Fund


(A) Columns E and F, Lease rental and Expense incurred with transactions respectively, are omitted, as they are not applicable.

(B) The figures in parentheses indicate the number of transactions in total series. A single transaction is reported as part of a series of transactions, whenever possible.


EXHIBITS TO ANNUAL REPORT ON FORM 11-K


The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number       Description
-------      -----------------------------------------------------

  4          Modine 401(k) Retirement Plan for Hourly Non-Union
             Employees (Incorporated by reference to Exhibits 99(a) and (b) to the companies filing of Form S-8 dated
             October 26, 1998 and October 20, 2000).

  23         Consent of Independent Accountants, filed herewith.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              MODINE 401(K) RETIREMENT PLAN
                              FOR HOURLY NON-UNION EMPLOYEES


June 24, 2002                 DAVE B. SPIEWAK
-------------                 -----------------------------------------
                              Committee Member - Dave B. Spiewak



                              ROGER L. HETRICK
                              -----------------------------------------
                              Committee Member - Roger L. Hetrick



                              DEAN R. ZAKOS
                              ----------------------------------------
                              Committee Member - Dean R. Zakos